SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                       No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                            .

This report on Form 6-K contains a press release dated July 7, 2003 regarding ASAT Holdings Limited announces its transfer to the NASDAQ SmallCap Market as of July 1, 2003.

ASAT Holdings Limited Announces Transfer to The NASDAQ SmallCap Market

HONG KONG and FREMONT, Calif.—July 3, 2003—ASAT Holdings Limited (NASDAQ: ASTT), a global provider of semiconductor package design, assembly and test services, today announced that its application to transfer the listing of its American Depository Shares (ADSs) from The NASDAQ National Market to The NASDAQ SmallCap Market has been approved by the NASDAQ Listings Qualifications Staff. As a result of NASDAQ’s approval, the Company’s securities were transferred to The NASDAQ SmallCap Market as of July 1, 2003. The Company’s ADSs continue to be listed and traded under the stock ticker symbol “ASTT.”

“ASAT is committed to increasing its shareholder value and we believe by focusing on our long-term business strategy of diversifying the markets we serve, expanding leadership in new package development, improving operational efficiencies, and moving into China is the best way to drive shareholder value,” said Harry R. Rozakis, CEO of ASAT Holdings Limited. “We anticipate this move to The NASDAQ SmallCap Market will be relatively transparent to investors and are pleased NASDAQ approved our application.”

About ASAT

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT is the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains forward-looking statements, which may involve uncertainties that could cause events to differ significantly from those implied by such statements. In particular, there can be no assurance that the Company will be able to remain compliant with the continued listing requirements for The NASDAQ SmallCap Market. More information on potential factors that could affect the Company’s performance and financial results are included in the Company’s most recent filings with the Securities and Exchange Commission.

For further information, please contact:

Jeff Dumas, General Counsel

jeff_dumas@asathk.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Jeffrey M. Dumas
Name: Jeffrey M. Dumas Title: Senior Vice President and General Counsel

Date: July 8, 2003